Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

Westlake Chemical Corporation issued the following press release today:

Westlake Chemical Issues Open Letter to Axiall Corporation Shareholders

Urges Shareholders to Encourage Axiall to Enter into Discussions with Westlake Immediately

Westlake Has Not Been Contacted Regarding Building Products Sales

HOUSTON, March 7, 2016 – Westlake Chemical Corporation (NYSE: WLK) today issued the following letter to Axiall Corporation’s (NYSE: AXLL) (“the Company”) shareholders, regarding its proposal to acquire all outstanding shares of Axiall. In the letter, Westlake urges Axiall shareholders to encourage Axiall to enter into discussions with Westlake.

The full text of the letter is as follows:

March 7, 2016

Dear Fellow Axiall Shareholder,

Over the past few weeks, Westlake has spoken to Axiall shareholders who collectively own a majority of Axiall’s stock. We have received a consistent message: shareholders would like Axiall to begin discussions with us regarding our proposal to acquire all outstanding shares of Axiall for $20.00 per share (comprised of $11.00 in cash and 0.1967 of a Westlake share, which represented a value of $9.00 based on Westlake’s closing price on January 22, 2016, the last trading day before we made the proposal). Unfortunately, despite the fact that we know Axiall shareholders have reached out directly to the Company to urge them to engage with us, to date, Axiall has not done so.

Our $20 per share proposal represented a 108% premium to Axiall’s share price of $9.60 at the time we made it and offers both certainty and upside potential through the combination of cash (at a premium to the unaffected stock price) and an ownership interest in a better integrated, more diversified, financially stronger and more profitable combined company. We look forward to discussing this compelling proposal with Axiall and are prepared to begin discussions at any time. We believe our proposal provides superior value to Axiall shareholders versus Axiall’s announced plans and we know, based on our conversations, that you agree. Given these clear views, we urge all Axiall shareholders to reach out to Axiall’s management and board to express your desire for Axiall to discuss our proposal with us.

INVESTORS SHOULD BE CONCERNED ABOUT RECENT ASSET SALES

We are concerned that Axiall’s implementation of its standalone strategic plan could be destroying value rather than creating it. Despite Westlake being one of a few potential buyers of the building products businesses, and our clearly expressed interest in these businesses, we have not been asked to participate in the divestiture of either the assets that were recently sold or the “core building products” business that is currently being marketed. We believe that it would be in Axiall’s and its shareholders’ best interest to understand how we value these assets in our bid for the whole company.

Axiall shareholders – of which we believe we are one of the top ten largest with approximately 4.4% of Axiall’s outstanding stock – have a right to know more about the impact of the recently announced sales. The sale of these businesses, which represented approximately $200 million of Axiall’s annual revenue, resulted in only $41.1 million of proceeds. Axiall did not provide details on the price, structure, or residual contractual obligations associated with these asset sales and we are concerned about their impact, and that of the pending sale of the “core building products” business, on the Company’s value.

AXIALL’S PUBLIC COMMENTS ABOUT BEING OPEN TO ALL OPTIONS

TO CREATE VALUE ARE INCONSISTENT WITH ITS ACTIONS

Axiall’s recent actions do not align with management’s public statements. On a recent earnings call, Axiall’s Chief Executive Officer, Tim Mann, said the Company is “keenly focused on creating shareholder value” and is “open to all options to create long-term shareholder value.” In our view it is inconsistent to make these claims while not engaging with us on our proposal and not considering the potential negative impact of Axiall’s past and planned asset sales on the value of the entire company.

NOMINATION OF AN ALTERNATIVE BOARD SLATE PROVIDES AN OPPORTUNITY FOR AXIALL SHAREHOLDERS TO ENSURE THEIR CONCERNS AND OPINIONS ARE BEING CONSIDERED

Given Axiall’s lack of engagement to date, on February 16, 2016, Westlake nominated ten independent, experienced and highly-qualified directors who are committed to acting in the best interests of all Axiall shareholders. Each of our nominees has a proven track record and the experience and credentials to ensure that Axiall shareholders are well served by their Board.

The Annual Meeting represents a key opportunity for shareholders to ensure that their concerns and opinions are being considered. The Company has not yet indicated when this significant event will occur. We are concerned, as all Axiall shareholders should be, that the Company’s actions may be intended to delay the Annual Meeting, and therefore the opportunity for shareholders to voice their concerns in a formal manner.

OUR STRATEGICALLY COMPELLING PROPOSAL ENHANCES AXIALL SHAREHOLDER VALUE AND IS SUPERIOR TO A STANDALONE STRATEGY

Our proposal offers a cash component at an immediate premium to Axiall’s unaffected stock price and a substantial share component in the combined company, providing significant upside potential to Axiall shareholders. We remain confident that our proposal provides superior value to a standalone strategic plan and represents the best way to maximize shareholder value. By combining Axiall with Westlake, we will create an integrated business that can capture value throughout the commodity cycle with increased scale and improved cost structure. The combined business will have greater product and geographic diversity and a strong and flexible balance sheet that can capitalize on future opportunities and grow the combined business. The significant stock component of our proposal gives Axiall shareholders the opportunity to participate in these benefits.

THE TIME TO ACT IS NOW – LET YOUR VOICE BE HEARD

By working together, the management of both companies can explore in depth opportunities to reduce waste and create value. We urge Axiall shareholders to let your management know that they should start discussions with Westlake without further delay. We look forward to beginning discussions with Axiall management as soon as possible to lock in the value of our proposal.

Sincerely,

Albert Chao

President and CEO

For additional information about Westlake’s proposal and slate of directors, please visit www.WestlakeAxiall.AcquisitionProposal.com.

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC suspension and specialty resins and PVC building products including pipe and specialty components, windows, fence, deck and film. For more information, visit the company’s Web site at www.westlake.com.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In furtherance of this proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake and its directors, executive officers and certain other members of management and employees may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. You can find information about Westlake’s executive officers and directors in Westlake’s definitive proxy statement filed with the SEC on April 1, 2015. You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading any proxy statement/prospectus regarding the proposed transaction when it becomes available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts

Media Inquiries:

Sard Verbinnen & Co

Jim Barron / Robin Weinberg, (212) 687-8080

jbarron@sardverb.com / rweinberg@sardverb.com

Investor Inquiries:

Westlake Chemical Corp.

Steve Bender, (713) 960-9111

or

MacKenzie Partners

Dan Burch / Charlie Koons, (212) 929-5708

dburch@mackenziepartners.com / ckoons@mackenziepartners.com